EXHIBIT 4.01

DESCRIPTION OF SECURITIES

The following is a description of the material terms the Restated Articles of Incorporation (“Restated Articles”) and By-Laws, as amended, (“By-Laws”) of Freedom Holding Corp., a Nevada corporation (the “Company”). The following description may not contain all of the information that is important to the reader. To understand the material terms of our authorized capital stock, the reader should read the Company’s Restated Articles and By-Laws, copies of which were filed as exhibits to a Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on February 6, 2019.

General

The Company has 520,000,000 authorized shares of capital stock, $0.001 par value per share, of which 500,000,000 shares are common stock (“Common Stock”) and 20,000,000 shares are preferred stock (“Preferred Stock”).

Common Stock

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders Common Stock are entitled to receive dividends from Company funds legally available therefor only when, as and if declared by the Company’s board of directors (the “Board”) and are entitled to share ratably in all of the Company’s assets available for distribution to holders of Common Stock upon the liquidation, dissolution, or winding-up of the Company’s affairs. The Company does not currently have a practice of paying dividends. Holders of Common Stock do not have any preemptive, subscription, redemption or conversion rights or sinking fund provisions. Holders of Common Stock are entitled to one vote per share on all matters they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Nevada corporate law. The holders of Company Common Stock do not have cumulative voting rights, this means that the holders of a plurality of the outstanding shares can elect all of the Company’s directors. All the shares of Company Common Stock currently issued and outstanding are fully-paid and nonassessable.

Preferred Stock

No powers, rights, privileges or preferences have been designated for the preferred stock. The Company’s board of directors is authorized to divide the preferred stock into classes or series and to designate powers, rights, privileges and preferences of any such class or series of preferred stock including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock by resolution before its issuance without a stockholder vote or stockholder approval.

The purpose of authorizing the Company’s board of directors to issue preferred stock and determine its powers, rights, privileges and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

Warrants and Options

There are no warrants outstanding as of the date of this Annual Report on Form 10-K. The Company currently has options outstanding to two Company employees, granted under the Company’s 2018 Equity Incentive Plan, to purchase an aggregate of 300,000 shares of Common Stock. Of these outstanding options, 240,000 are unvested and will vest and become exercisable 50% on October 6, 2019 and 50% on October 6, 2020, assuming the option holders satisfy the vesting conditions. The average weighted exercise price of the options is $1.98. The options expire October 6, 2028. The Company also has 3,740,000 shares of common stock authorized for issuance under its 2019 Equity Incentive Plan.